Katherine R. Kelly
Vice President & Assistant General Counsel
345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

January 7, 2014

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated December 6, 2013 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses. We also include in bold the text of an additional oral comment we received on December 20, 2013 via telephone and follow it with our response.

Notes to Consolidated Financial Statements

Note 3. Alliances and Collaborations

Lead-in Describing Accounting Treatment for Alliances and Collaborations, page 72

1.	Please refer to your response to our prior comment one and the November 25th call and address the following:

•	Provide us proposed disclosure to be included in future periodic reports that describes your policy for separation and allocation of the elements of alliances and collaboration arrangements with multiple elements.

•	Confirm to us that you will include the future periodic reports a table showing the total of amounts attributable to your alliances and collaborations by consolidated balance sheet and statement of earnings line item as of and for each period presented. Provide us proposed disclosure that shows the format of this table.

Mr. Jim B. Rosenberg	Page 2

•	Refer to the top of page 7 of your response under the heading “third Party Sales,” and explain to us why when your collaborative partner is the principal and you are the agent, such as in the Otsuka collaboration, you classify amounts due from your collaborative partner as new sales.

•	Refer to page 8 of your response under the heading “payments to BMS for supply arrangements, royalties and other.”

•	Provide us proposed disclosure of your policy for classifying, in the statement of earnings, amounts due to you from collaborative partners for supply arrangements, royalties and other.

•	You appear to classify royalties received from collaborative partners as net sales. Explain to us your rationale for this classification.

We propose to include the following revised disclosure in the lead-in section of our Alliance and Collaborations footnote in future filings:

“Payments between collaboration partners are accounted for and presented in the operating results using authoritative accounting literature if within the scope of such literature; or if not directly within the scope, by analogy to authoritative accounting literature; or if there is no appropriate analogy, a reasonable, rational, consistently applied accounting policy election after considering the specific nature of the arrangement, including its contractual terms, the nature of the payments and the applicable accounting guidance.

Our collaboration partners are not customers of BMS and the related arrangements are not considered revenue arrangements. However, when a separation and allocation model is applicable, we evaluate our collaboration activities by analogy under the multiple element accounting guidance. Multiple collaboration activities, including the transfer of rights, are only separated into individual units of accounting if they have stand-alone value. Several factors are considered in determining whether stand alone value exists for each collaboration activity, including whether the activities or rights are sold separately by BMS or any other vendor or if the collaboration partner could resell the results of the activities or rights and recapture a significant portion of the cost. When the activities or rights are required to be separated, the fixed or determinable arrangement consideration is allocated to the activities or rights on a relative selling price basis after estimating the stand alone selling prices of each activity or right. If multiple collaboration activities or rights do not require separation, they are combined into a single unit of accounting and recognized over the performance period.”

We confirm that we will provide a table in future periodic reports substantially similar to the following that summarizes the revenue received from products that are part of our alliances and collaborations as well as payment amounts between BMS and its collaboration partners for each period presented. The amounts will not include all expenses attributed to the activities for the products in the collaboration, but only the payments between the collaboration parties. We may change the line items presented over time to add or remove line items depending on their significance.

Mr. Jim B. Rosenberg	Page 3

Year Ended December 31,
Dollars in Millions	2013	2012	2011
Net product sales	$	$	$
Alliance and other revenue

Total Revenue	$	$	$

Cost of products sold	$	$	$
Marketing, selling and administrative
Advertising and product promotion
Research and development
Other income/(expense)
Net earnings attributable to noncontrolling interest

	December 31,
Dollars in Millions	2013	2012
Receivables – from alliance partners	$	$
Accounts payable – to alliance partners
Deferred income

We believe that the amounts due to us from our collaborative partners for supply arrangements and our contractual share of third party sales, including royalties, are appropriately presented as revenue when our collaborative partner is the principal in the end-customer third party sale. The classification is consistent with the “Revenue from collaborative arrangements” terminology used in the examples to ASC 808. We previously presented all sources of revenue in one line item labeled Net sales in our statement of operations. In future filings, we will separately present our sources of revenue in two line items: Net product sales and Alliance and other revenue, with a subtotal for Total revenue.

We also propose to revise our first bullet point in the lead to our alliances and collaborations footnote and add an additional bullet point as follows to clarify our classification policy for amounts due to us from collaboration partners for supply arrangements, royalties and other:

•	“When BMS is the principal in the end customer sale, 100% of third-party product sales are included in net product sales. When BMS’s collaboration partner is the principal in the end customer sale, BMS’s contractual share of the third party sales and/or royalty income are included in alliance and other revenue.

Mr. Jim B. Rosenberg	Page 4

•	Amounts payable to BMS from collaboration partners for supply or other service arrangements that are separate deliverables within a collaboration are included in alliance and other revenue.”

2.	Refer to your proposed disclosure in response to prior comment two regarding upfront and contingent milestone payments from collaborative partners:

•	Clarify your proposed disclosure to explain what you mean by “typically” deferred and explain the circumstances when you would not defer.

•	Clarify your proposed disclosure to better explain your policy for classifying, in the statement of earnings, the amortization of deferred revenue as “consistent with the nature of the payment” is vague. In this regard, disclose what factors determine the statement of earnings classification.

We do not have any circumstances where we do not defer upfront or contingent milestone payments from collaboration partners and we will remove “typically” from our disclosure. We propose to revise our disclosure to address the Staff’s comment as follows:

•	“Upfront and contingent development and approval milestones payable from collaboration partners to BMS for investigational compounds and approved products are deferred and amortized over the shorter of the contractual term or the periods in which the related compounds or products are expected to contribute to future cash flows. The amortization is presented consistent with the nature of the payment under the arrangement. For example, amounts received for investigational compounds are presented in other income / expense; amounts received for commercialized products are presented in alliance and other revenue; and amounts that are effectively cost reimbursements (e.g. amounts received for collaborating with AstraZeneca for the Amylin–related products) are presented as a reduction to cost of products sold which is where the amortization of the acquired developed technology rights are presented.”

3.	Refer to your proposed disclosure in response to prior comment three. To make clear that amounts are recognized when incurred rather than when the payment is made, we suggest you substitute “Amounts payable by BMS” for “Payments from BMS” at the beginning of your proposed disclosure.

In future filings, we will substitute “Amounts payable by BMS” for “Payments from BMS” at the beginning of our proposed disclosure.

Mr. Jim B. Rosenberg	Page 5

Significant Collaboration, beginning on page 72

4.	In the November 25th call, you indicated that you determined by analogy to ASC 605-25 that the August 2012, collaboration with AstraZeneca covering the Amylin portfolio represents a single unit of accounting. Please provide us proposed disclosures that discusses your obligations and rights conveyed in this collaboration and why you concluded that each was not considered a separate unit of accounting. In addition, provide us similar proposed disclosure for each other significant collaboration with AstraZeneca and for each of your other significant collaborations.

In future filings, we will provide more detail about the rights and obligations of each party in our significant collaborations. We believe this additional disclosure is most appropriately included in the individual descriptions of our significant collaborations within the footnote. We propose to include enhanced disclosure for each of our significant collaborations along the lines of the following regarding the collaborations with AstraZeneca (“AZ”):

“Upon entering into each of the separate collaboration agreements, co-exclusive license rights for the product or products underlying each agreement were granted to AZ in exchange for an upfront payment and potential milestone payments, and both parties assumed certain obligations to actively participate in the collaborations. Both parties actively participate in a joint executive committee and various other operating committees and have joint responsibilities for the research, development, distribution, sales and marketing activities of the collaboration using resources in their own infrastructures. BMS manufactures the products in all three collaborations and is the principal in the end-customer product sales in substantially all countries.

We have determined that the rights transferred to AZ under the collaboration agreements do not have stand alone value and, as such, each global collaboration is treated as a single unit of accounting. As a result, upfront collaboration proceeds and any subsequent contingent milestone proceeds are amortized over the shorter of the life of the respective collaboration agreement or the life of the related products.”

We note that on December 19, 2013, BMS agreed to sell to AZ its diabetes business that was part of the global diabetes collaborations with AZ. The transaction is expected to close in the first quarter of 2014 subject to customary closing conditions, including the receipt of necessary regulatory approvals. As a result, the collaboration arrangements with AZ are expected to be terminated in 2014.

5.

Tell us how, as discussed in your September 9th letter, allocating on a relative fair value basis the $3.5 billion upfront consideration from AstraZeneca to the predominant elements of the collaboration and amortizing the allocated amounts

Mr. Jim B. Rosenberg	Page 6

over the estimated useful life of each element reflects an appropriate pattern and period of the earnings process for the collaboration, which you consider to be a single unit of accounting.

As described in our response letter dated November 4, 2013 to the Staff’s comment letter dated October 4, 2013, we believe the upfront fee we received from AZ is appropriately deferred and amortized over the life of the related assets (non-revenue elements) underlying the collaboration arrangement. We detailed our analysis in our response to the Staff’s prior comment seven, including a discussion of alternative accounting treatments considered, including the alternative of recognizing the upfront immediately. We concluded that the pattern of recognition should be systematic over the period which AZ benefits from the collaboration, which, since evidence did not suggest otherwise, is on a straight-line basis based on the guidance in ASC 605-10-S99-1.

Upon concluding that deferral of the upfront fee did not require a separation and allocation approach, we then considered how to recognize the deferred income in earnings, which was not based on multiple units of accounting under the revenue guidance, but rather on a method that attributes the recognition of the deferred income to the amortization expense of the multiple assets underlying the collaboration.

While we view the Amylin-related collaboration as an integrated set of activities, this collaboration relates to more than one drug candidate/product. As a result, we concluded it was appropriate to allocate the upfront fee we received for licensing the rights to AZ for the Amylin products to each of these separate assets (akin to non-revenue elements) on a relative fair value basis (including the manufacturing facility) that were the subject of the collaboration solely for purposes of determining the attribution period over which to amortize the upfront fee. We believe this method is supported by the nature of the upfront proceeds, which could also have been viewed as a cost reimbursement to BMS for a portion of its acquisition costs.

Nearly 75% of the upfront proceeds were allocated to Bydureon (a marketed product with an estimated useful life of 13 years) and 10% to the manufacturing facility that was being used solely for the production of Bydureon (estimated useful life of 15 years). The remaining 15% of the upfront proceeds were allocated to the other products subject to the collaboration: Byetta (a marketed product with an estimated useful life of 7 years), Symlin (a marketed product with an estimated useful life of 9 years) and metreleptin (an in-process R&D asset that if approved by health authorities, will have an estimated useful life of 12 years).

When determining the attribution period for the upfront fee, we considered the alternative of amortizing the entire upfront fee over the expected life of the overall collaboration endeavor without attributing it to the specific assets underlying the collaboration. The annual amortization following this approach would not have resulted in materially different amortization when compared to our allocation and attribution approach described herein. However, we believe our approach provides a preferable attribution period and is also more consistent with the nature of the payment.

As noted above, on December 19, 2013, BMS agreed to sell its diabetes business to AZ that was part of the global diabetes collaborations with AZ. As a result, the collaboration arrangements are expected to be terminated in 2014 upon the closing of the sale and no additional accretion of deferred income is expected thereafter.

Mr. Jim B. Rosenberg	Page 7

Otsuka, page 73

6.	Refer to your response to prior comment six. Provide us proposed disclosure to state, if true, that BMS’s share of Abilify revenue recognized in any quarter does not exceed amounts due under the contract in any quarter.

We propose to include the following revised disclosure to address the above comment:

“The sales recognized in any interim period or quarter do not exceed the amounts that are due under the contract.”

Additional Oral Comment Received December 20, 2013

In your September 9, 2013 response on page 10, you indicated that AstraZeneca has “contractual rights to the manufacturing facility” and that AstraZeneca “would share in the proceeds if [you] were ever to sell the facility”. Please address the following.

•	Please describe AstraZeneca’s contractual rights to the manufacturing facility and whether the nature of those rights represents a lease under ASC 840-10-15-6. For example, is there any circumstances under which AstraZeneca can gain operational control of the plant?

•	Please analyze for us whether AstraZeneca’s right to share in the proceeds if you were ever to sell the manufacturing facility represents a derivative financial instrument pursuant to the scoping provisions of ASC 815-10-15.

A description of BMS’s and AZ’s rights with respect to the Ohio manufacturing facility is summarized below (which is subject to change as a result of the announced sale of the diabetes business to AZ).

•	BMS has responsibility for the manufacturing plant operations or the supply of product under the collaboration agreement; AZ is not responsible for this.

•	BMS is responsible for maintaining the overall quality of the manufacturing plant in accordance with Good Manufacturing Practices standards and FDA requirements; AZ has no responsibility for this.

•	BMS maintains physical title to all fixed assets within the manufacturing plant as well as the plant itself; AZ does not have title to any of the manufacturing assets.

•	BMS may enter into any fixed asset purchase commitments with third parties that in reasonable judgment BMS believes is necessary to supply Amylin collaboration products or protect human safety and health or required by law; AZ will share 50% of those costs.

Mr. Jim B. Rosenberg	Page 8

•	BMS may transfer or dispose in the ordinary course of business any Amylin-related fixed assets assuming such disposal will not materially impair BMS’ ability to perform its obligations under the arrangement; AZ’s consent is required for all disposals of fixed assets over $10 million.

•	BMS may use all fixed assets at the Ohio facility for its own purposes (outside the arrangement with AZ) provided such use does not impair BMS’ ability to comply with its obligations under the arrangement; AZ does not have a similar right except with respect to one non-commercial facility that is utilized for small-scale process experimentation and is not significant to the overall plant operations.

•	The employees who work at the manufacturing plant (i.e. carry out the day to day operations of the plant) are BMS employees, not AZ employees.

We considered whether AZ’s contractual rights to the Ohio manufacturing facility represent a lease and we concluded that they do not. ASC 840-10-15-6 states:

“An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any of the following conditions is met:

a.	The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. The purchaser’s ability to operate the property, plant, or equipment may be evidenced by (but is not limited to) the purchaser’s ability to hire, fire, or replace the property’s operator or the purchaser’s ability to specify significant operating policies and procedures in the arrangement with the owner-seller having no ability to change such policies and procedures. A requirement to follow prudent operating practices (or other similar requirements) generally does not convey the right to control the underlying property, plant, or equipment. Similarly, a contractual requirement designed to enable the purchaser to monitor or ensure the seller’s compliance with performance, safety, pollution control, or other general standards generally does not establish control over the underlying property, plant, or equipment.

b.	The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

Mr. Jim B. Rosenberg	Page 9

c.	Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

With respect to condition a., AZ does not have the ability or right to operate the manufacturing plant and related assets or direct BMS’ operations of these assets. As mentioned above, all employees at the manufacturing plant are BMS employees and not AZ employees, and BMS (not AZ) has final decision-making rights to hire, fire or replace employees at the manufacturing plant. Furthermore, BMS oversees the day to day operations of the manufacturing plant, not AZ, and there is not a mechanism within the arrangement whereby AZ would gain operational control of the manufacturing plant away from BMS.

With respect to condition b., AZ does not have any ability or right under the arrangement to control physical access to the manufacturing facility nor do they obtain or control more than a minor amount of the production from the facility. As described above, BMS has physical title to all fixed assets at the Ohio facility and controls the access to such facility. Furthermore, BMS controls the production of diabetes products at the facility and makes all manufacturing decisions at the facility.

With respect to condition c., substantially all of the production output that will be produced by the plant during the collaboration period is used by BMS as it is the principal in the third party customer sale.

We believe that none of the conditions outlined in ASC 840-10-15-6 are met, and the arrangement with AZ regarding the manufacturing facility does not contain a lease from BMS to AZ.

We also considered and concluded that AZ’s interest in the proceeds of any sale of the facility does not represent a derivative financial instrument. ASC 815-10-15 states that:

“A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

(a) It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both.

(b) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have similar response to changes in market factors.

Mr. Jim B. Rosenberg	Page 10

(c)	Its terms require or permit net settlement, it can readily be settled by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

While we believe AZ’s right to proceeds upon sale of the plant contains an underlying and a notional amount/payment provision, we do not believe the criteria related to no initial net investment or net settlement are met.

The collaboration arrangement required that AZ provide BMS with approximately $3.5 billion in exchange for a 50% economic interest in the Amylin products as well as equal governance rights over certain key strategic and financial decisions regarding the collaboration (except for manufacturing related decisions). Therefore, to acquire the right to share in proceeds, among other rights in the collaboration, an initial net investment was made by AZ and this initial net investment was substantial (i.e., it was not smaller than would be required for other types of contracts that would be expected to have similar response to changes in market factors).

As it relates to the net settlement criteria, the arrangement with AZ does not permit net settlement of the obligation to AZ for 50% of the proceeds resulting from the sale of the manufacturing plant by BMS. Pursuant to the arrangement, BMS would provide AZ cash of 50% of the proceeds received from the sale of the plant (i.e. one-way settlement from BMS to AZ). As such, the arrangement provides for only gross settlement of the proceeds, not a net amount based on changes in fair value of the underlying plant.

We also reference the example in ASC 815-15-55-8, which addresses whether there is an embedded derivative in a participating mortgage where an investor is entitled to participate in the appreciation in the fair value upon sale of real estate that is financed by the mortgage. Paragraph 55-9 states:

“This instrument has a provision that entitles the investor to participate in the appreciation of the referenced real estate (the project). However, a separate contract with the same terms would be excluded by the exception in paragraph 815-10-15-59(b) because settlement is based on the value of a nonfinancial asset of one of the parties that is not readily convertible to cash.”

The settlement of AZ’s right to the proceeds is based on a nonfinancial asset owned by BMS that is not readily convertible to cash. By analogy to the above example in ASC 815, this feature would also not be an embedded derivative since a separate contract with the same terms would be excluded by the exception in paragraph 815-10-15-59(b).

As mentioned above, on December 19, 2013, BMS agreed to sell to AZ its diabetes business that is part of the global diabetes collaborations with AZ. This sale includes the Ohio manufacturing facility and will significantly change BMS’s and AZ’s respective rights to the facility upon closing.

Mr. Jim B. Rosenberg	Page 11

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company

Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company

Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company

Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company

Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company

Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company